UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

August 26, 2013

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

Consolidated

 Financial Statements and

Summary of Events

as of June 30, 2013

(presented on a comparative basis with 2012)

UNAUDITED FINANCIAL STATEMENTS

as of June 30, 2013

SUMMARY OF EVENTS

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF INCOME

STATEMENTS OF COMPREHENSIVE INCOME

STATEMENTS OF FINANCIAL POSITION

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

STATEMENTS OF CASH FLOW

NOTES TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS LIMITED

SUMMARY OF EVENTS

MACROECONOMIC OVERVIEW – 2013 SECOND QUARTER

International Context

During the second quarter of the year, the global economy saw again an acceleration in growth rate, driven again by emerging markets and with developed countries experiencing increased growth compared to 2012. While implementation of expansive monetary policies continued, in the United States, the Federal Reserve showed signs that it could begin reducing its economic stimulus program in the medium term, always subject to the positive development of economic indicators that showed a good performance both of equipment investment and residential construction during the quarter under review. After being in the negative territory for some consecutive quarters, the European activity level halted its decline, mainly due to Germany’s performance.  In Asia, in turn, growth rate of most economies was maintained or increased compared to the beginning of the year, with Japan and China standing out, the latter again with a growth rate above 7%.

Oil

Crude oil demand rose 0.77 million barrels per day, averaging a 0.9% increase compared to the same period of 2012. Emerging economies, led by China, recorded generalized increases, but with percentage variations very similar to those recorded by the Middle East, Latin America and the rest of emerging Asia. Developed economies declined as a whole, with a sharp drop in Europe and, to a lesser extent, Japan and the United States.

Supply, in turn, reversed the negative performance recorded at the beginning of the year and exhibited a meager yoy rise of 0.2%. The OPEC was responsible for a 0.9 million barrel per day (-2.4%) shrinkage in supply, with the most significant drops being exhibited by Iran – affected by the penalties imposed by the UN – Saudi Arabia and Libya. Supply of non-OPEC countries showed a rise of 1.04 million barrels per day (2.0%), with a marked increase in the United States and Canada on account of non-conventional oils, standing out as virtually the only increase within the subgroup, in contrast to the usual structural drop in the North Sea and the stagnation of Russian’s supply.

West Texas Intermediate (WTI) crude oil price reached an average of US$94.2 per barrel, 1% higher compared to the same period of 2012. Brent crude oil (UK and reference of international crude oils) averaged US$103. The premium over the WTI, of approximately US$9, was the lowest since the beginning of 2011 and reflects the gradual return to normal of the supply-demand balance in the Cushing region – Oklahoma (Hub in the Gulf of Mexico, United States).

Argentina

Although the year started with mixed indicators, growth in the general activity level but meager results in industry, construction and foreign trade, official data for the second quarter show a stronger growth across a greater number of sectors.

The international reserves of Argentina’s Central Bank (BCRA) dropped again and recorded a cumulative decline of more than US$5 billion in 2013. The monetary base, in turn, expanded by 30% compared to stock on the same date in the previous year. In addition, interest rates showed a persistent upward trend. Within this context, the exchange rate closed at P$5.38 per dollar in June, 5% above closing price in the previous quarter, 10% above the price at the end of 2012 and with a yoy variation of about 20%.

Concerning litigation over defaulted sovereign debt, the Argentine government filed an appeal with the US Supreme Court against a ruling issued by the New York Court of Appeals by the end of 2012 which ordered Argentina to pay to bondholders who refused to accept debt swaps in 2005 and 2010. In addition, in May 2013 the Argentine government launched a plan for voluntary declaration of foreign exchange holding including several benefits, aiming at improving international reserves position and strengthening economic activity.

Regarding energy, crude oil and natural gas domestic production dropped again in the April-May period compared to the same period of previous year, continuing the trend recorded for the year to date, -5% for crude oil and -7% for gas compared to 2012. Natural gas domestic supply continued to be supplemented with LNG imports in the regasification centers in Bahía Blanca and Escobar and with natural gas imports from Bolivia. Fuel demand showed a significant increase: in the case of diesel oil, the trend exhibited in the first months of the year was reversed and in the case of gasoline, demand continued growing at high rates. In April, the Argentine government set maximum fuel prices by region for a six-month period. Concerning electricity consumption, its growth accelerated to 5.1% yoy in the April-May period, showing a 1.2% rise in the first five months of the year.

Discussion of Consolidated Results of Operations

The following table sets out the Company’s results of operations for the three–month periods ended June 30, 2013 and 2012:

(in millions of pesos)

Net income: Net income attributable to the Company’s shareholders totaled 189 in the period under review and 147 in 2012 quarter.

Sales: Sales rose 795 to 3,825 from 3,030 in 2012 quarter, mainly due to increases in the Oil and Gas Exploration and Production, Refining and Distribution, Petrochemicals and Gas and Energy business segments of 436, 295, 149 and 73, respectively, partially offset by an increase in eliminations attributable to intercompany sales in the amount of 158.

Gross profit: Gross profit increased 149 to 966 in the quarter under review from 817 in 2012 quarter, basically due to improvements of 57, 27, 25 and 21 in the Refining and Distribution, Petrochemicals, Oil and Gas Exploration and Production and Gas and Energy business segments, respectively. In addition, results from intercompany transactions recorded a positive variation of 19, mainly due to a decrease in inventory levels at the refinery.

Administrative and selling expenses: Administrative and selling expenses totaled 409 in the quarter under review and 333 in 2012 quarter. Higher expenses are basically attributable to the rise in taxes attributable to increased sales in the quarter under review and higher transportation expenses derived from a rise in petrochemicals exports.

Exploration expenses: Exploration expenses totaled 14 and 12 in 2013 and 2012 quarters, respectively, and primarily derive from onshore geological and geophysical expenses in Argentina.

Other operating expenses: Other operating expenses totaled losses of 182 and 106 in 2013 and 2012 quarters, respectively. The increase of 76 is mainly attributable to the loss in the period under review from impairment charge on the vessel Potí and higher contingency, idle capacity and environmental remediation charges.

Equity in earnings of affiliates: Equity in earnings of affiliates accounted for a gain of 9 in 2013 quarter compared to a loss of 21 in 2012 quarter, in which period a loss of 44 was attributable to equity interest in Distrilec, a company which was transferred in January 2013. Equity in earnings of affiliates for 2012 quarter includes a gain of 11 derived from equity interest in PELSA, a company whose operations are consolidated as from June 1, 2012.

Operating income: Operating income rose 25 to 370 in 2013 quarter from 345 in 2012 quarter, basically due to the above mentioned improvement in gross profit and in equity in earnings of affiliates. These positive effects were partially offset by increased losses in Other operating expenses and higher administrative and selling expenses.

Financial income (expense) and holding gains (losses): Financial expenses and holding losses were 3 and 28 in 2013 and 2012 quarters, respectively.  This improvement mainly derived from increased gains on placement of financial surplus in the period under review.

Income tax: Income tax charge totaled 154 and 158 in 2013 and 2012 quarters, respectively.

Analysis of Gross Profit

Oil and Gas Exploration and Production

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Sales: Sales for this business segment increased 436 to 1,886 in 2013 quarter from 1,450 in 2012 quarter.

Oil sales totaled 1,554 in 2013 quarter and 1,166 in 2012 quarter. Consolidation of PELSA’s operations as from June 1, 2012 resulted in the recognition of sales of 371 in 2013 quarter and 115 attributable to the month of June 2012 in 2012 quarter. Excluding these effects, oil sales increased 132 to 1,183 from 1,051, mainly as a result of an improvement in average sales prices. These positive effects were partially offset by a decline in sales volumes, as a result of a lower production derived from the natural decline of mature fields.

Gas sales totaled 300 in 2013 quarter and 269 in 2012 quarter. Consolidation of PELSA's operations as from June 1, 2012 resulted in the recognition of sales of 27 in 2013 quarter and 9 attributable to the month of June 2012 in 2012 quarter. Excluding these effects, gas sales rose 13 to 273 from 260, mainly due to an improvement in average sales prices, attributable to the recognition of increased non-conventional gas production prices (Gas Plus) in the Neuquén basin. These positive effects were partially offset by a decline in sales volumes, as a result of a lower production derived from the natural decline of mature fields.

Gross profit: Gross profit for this business segment totaled 523 in 2013 quarter and 498 in 2012 quarter. Consolidation of PELSA’s operations accounted for a gross profit of 160 and 54 in 2013 and 2012 quarters, respectively. Excluding these effects, gross profit decreased 81 to 363 in 2013 quarter from 444 and margin on sales dropped to 24.5% in 2013 quarter from 33.4% in 2012 quarter. This decline is primarily attributable to the rise in the lifting cost, which could only be partially passed through to sales prices.

Refining and Distribution

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Sales: Sales for this business segment increased 295 to 2,024 in 2013 quarter from 1,729 in 2012 quarter, mainly due to the recovery of refined product sales prices, partially offset by lower sales volumes of crude oil, which accounted for reduced sales of 33.

In 2013 quarter, total sales volumes of refined products increased 1.5% to 501.1 thousand cubic meters from 493.9 thousand cubic meters in 2012 quarter.

Gross profit: Gross profit for this business segment totaled 230 in 2013 quarter and 173 in 2012 quarter, with margins on sales of 11.4% and 10%, respectively. This improvement is primarily attributable to the recovery of sales prices.

Petrochemicals

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Sales: In 2013 quarter, sales rose 149 to 835 from 686 in 2012 quarter, mainly due to increased styrenics sales and, to a lesser extent, an improvement in the catalytic reformer plant operations.

Styrenic products sales revenues increased 113 to 566 from 453, as a consequence of the combined effect of a 12.8% rise in sales volumes, mainly directed to the export market, and a 10.7% improvement in average sales prices. The increase in sales volumes was shown in the styrene and synthetic rubber lines, partially offset by a decline in polystyrene sales volumes derived from a plant shutdown in 2013 quarter.

Sales revenues resulting from the catalytic reformer plant operations increased 36 to 269 from 233, mainly due to improved average sales prices as a consequence of a change in the mix of products with higher sales prices.

Gross profit: Gross profit totaled 98 in 2013 quarter and 71 in 2012 quarter. Gross margin on sales increased to 11.7% from 10.3% in 2012 quarter, mainly due to the positive effects derived from the change in the mix of the catalytic reformer plant products and the improvement in international spreads of styrenic products.

Gas and Energy:

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

- Electricity Generation

Sales: In 2013 quarter, sales for electricity generation rose 39 to 442 from 403 in 2012 quarter, mainly due to an increased generation level in Genelba Plus and Pichi Picún Leufú Power Plants.

Sales attributable to Genelba Power Plant rose 9 to 247 from 238, as a consequence of a slight increase in prices and reduced sales volumes which dropped to 1,389 GWh in 2013 quarter from 1,425 GWh in 2012 quarter.

Sales attributable to Genelba Plus Power Plant rose 21 to 151 from 130, basically as a consequence of an improvement in sales volumes from 290 GWh n 2012 quarter to 404 GWh in 2013 quarter.

Sales attributable to Pichi Picún Leufú increased 4 to 36 from 32, mainly due to a rise in energy sales to 253 GWh in 2013 quarter from 230 GWh in 2012 quarter.

Sales attributable to Ecoenergía increased 5 to 8 from 3, mainly due to energy sales under the Energía Plus regulatory framework. Generation volumes totaled 21 GWh in 2013 quarter and 22 GWh in 2012 quarter.

Gross profit: Gross profit for this business segment totaled 98 in 2013 quarter and 67 in 2012 quarter. Gross margin on sales increased to 22.2% from 16.6% in 2012 quarter. This improvement is attributable to the implementation of Resolution No.95/2013 issued by the Secretary of Energy which provided for regulatory changes in the wholesale electricity market, improved delivery by Pichi Picún Leufú Power Plant and Ecoenergy sales within the framework of the Energía Plus program.

- Marketing and Transportation of Gas

Sales: In 2013 quarter, sales revenues increased 10 to 374 from 364, mainly as a consequence of a rise in gas sales revenues, partially offset by a decline in liquid fuel sales revenues.

Revenues from gas sales rose 20 to 301 from 281, mainly due to an improvement in average sales prices, partially offset by a decline in sales volumes which totaled 257 million cubic feet per day in 2013 quarter and 304 million cubic feet per day in 2012 quarter. The improvement in average sales prices was basically attributable to Punta Rosada field operations performed under the Gas Plus program and to an increased share of sales to industries and generation companies with higher average sales prices, as a consequence of a reduced consumption at Genelba Power Plant of gas produced by the Company.

Revenues from liquid fuel sales decreased 10 to 69 from 79, mainly as a result of a decline in sales volumes, as a consequence of a reduced availability of gas to be processed in 2013 quarter.

Gross margen: Gross margen accounted for a loss of 15 and 6 in 2013 and 2012 quarters, respectively. Gross margin was negatively impacted by lower liquid fuel processing volumes and margins.

Summarized Balance Sheet and Income Statement Structure

Statistical Data

For the six-month period ended				
		06/30/2013	06/30/2012	06/30/2011	06/30/2010	06/30/2009
Crude oil sales (thousands of barrels)						
Argentina		8,282	6,699	6,356	6,898	7,133
Perú	**(a)**	-	-	-	-	762
Bolivia		63	79	78	87	105
Ecuador	**(b)**	-	-	-	344	619
Total		8,345	6,778	6,434	7,329	8,619
Natural gas sales (thousands of cubic feets)						
Argentina		45,314	49,095	47,558	50,849	57,281
Perú	**(a)**	-	-	-	-	509
Bolivia		1,313	1,602	1,847	2,274	2,683
Total		46,628	50,697	49,405	53,123	60,473
Petrochemical sales (tons)						
Fertilizers (tons)	**(c)**	-	-	-	19,722	120,543
SBR (tons)		24,994	22,664	24,084	23,154	21,728
Styrene (Argentine) (tons)		47,861	45,029	39,740	43,458	33,731
Styrene (Brazil) (tons)	**(d)**	-	-	42,016	73,055	66,677
Polystyrene (Argentine) (tons)		26,555	32,407	29,350	30,309	31,152
Polystyrene (Brazil) (tons)	**(d)**	-	-	37,869	65,872	57,682
Other derivered products (m3)	**(e)**	185,236	183,693	-	-	-
		284,646	283,793	173,059	255,570	331,513
Refining products sales (m3)						
Gasoline		265,146	273,809	371,824	383,635	391,006
Gas oil		375,027	397,980	651,503	909,166	894,620
Fuel Oil / IFOs / Asphalts		239,515	228,020	331,739	419,158	362,756
Other derivered products (m3)	**(e)**	73,233	84,679	255,562	270,118	371,407
		952,921	984,488	1,610,628	1,982,077	2,019,789
Electricity generation (gwh)						
Energy produced		3,236	3,108	2,148	2,991	2,804
Contracted sales		1,527	1,549	1,340	1,409	1,185
Spot sales		2,473	2,342	1,635	2,195	1,936
Total sales		4,000	3,891	2,975	3,604	3,121

(a) In april 2009 the Company sold assets in Peru.
(b) In November 2010 concluded contracts in Ecuador.
(c) In January 2010 the Company sold the fertilizer business.
(d) In March 2011 the Company sold Innova.
(e) Beginning in fiscal 2012 sales of other products produced in catalytic reforming unit are reported in Petrochemicals, which previously exhibited in the Refining and distribution segment.

Listed Price of the Company´s Share (a)

(a) As from September 2012, the price of the Company’s shares reflects the effects of the capital increase resolved by the Company’s Shareholders’ Meeting, as a result of which the number of outstanding shares doubled.

Outlook

In 2013 the Company plans to prioritize learning through the development of non-conventional oil and gas, leverage its portfolio assets in the search for greater competitiveness and set the bases for a future production at more competitive costs.

Concerning Oil and Gas Exploration and Production, the Company plans to continue with and strengthen the development of non-conventional oil and gas aiming at both increasing production and reducing the costs of these activities. In line with the activities performed during 2012, the Company will continue with its goal of making discoveries as those made last year in conventional targets.

Concerning Refining and Distribution, the Company will go forward with investments involving logistics adjustments that will allow us to formulate fuels in accordance with market specifications. The company also proposes start with the investment needed to produce fuels adapted to the new quality standards that took effect in coming years.

In the Petrochemicals business segment, we will focus on securing availability of basic raw material at prices in line with those for our products.  We will also concentrate on placing all other costs at level required to reach a standard of competitiveness for consolidation of the business.

In the Gas and Energy business segment, we will continue working to secure self-supply of gas and, at the same time, develop profitable marketing alternatives.

Summing up, in 2013 the Company will aim at consolidating its strategy of concentrating its portfolio on competitive assets in Argentina, focused on production and the recovery of oil and gas reserves, and will set the bases for the consolidation of future growth alternatives while contributing to the development of the communities where the Company operates.

Ronaldo Batista Assunção

Luis M. Sas

Director

Director

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

 Consolidated

Financial Statements

as of June 30, 2013

(presented on a comparative basis with 2012)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

FOR THE PERIODS OF THREE AND SIX-MONTH ENDED JUNE 30, 2013 AND 2012

(Stated in millions of Argentine pesos)

Notes	Three-month 06/30/2013	Three-month 06/30/2012	Six-month 06/30/2013	Six-month 06/30/2012
Continuing operations					
Sales		3,825	3,030	7,216	5,796
Cost of sales	3	(2,859)	(2,213)	(5,343)	(4,254)
Gross profit		966	817	1,873	1,542
Administrative and selling expenses	4	(409)	(333)	(777)	(634)
Exploration expenses	5	(14)	(12)	(32)	(36)
Other operating expenses, net	6	(182)	(106)	(301)	(200)
Share of profit of equity accounted investees	9.3	9	(21)	32	(77)
Operating income		370	345	795	595
Financial results					
Financial income	7	141	111	265	210
Financial costs	7	(144)	(139)	(294)	(267)
Income before income tax		367	317	766	538
Income tax	16	(154)	(158)	(301)	(235)
Net income		213	159	465	303
Result per share basic / diluted (in pesos)					
Total		0.094	0.073	0.205	0.144
Attributable to:					
Shareholders of the Company		189	147	414	291
Non-controlling interest		24	12	51	12
Total		213	159	465	303

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS OF THREE AND SIX-MONTH ENDED JUNE 30, 2013 AND 2012

 (Stated in millions of Argentine pesos)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Stated in millions of Argentine pesos)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN  EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Stated in millions of Argentine pesos)

2012													
		Attributable to shareholders of the company													
		Capital stock					Retained earnings								
							Reserve income								
	Notes	Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Treasury stock	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve	Other (1)	Unappropriated retained earnings	Deferred income (2)	Total	Non-controlling interest	Total equity
Balances as of December 31, 2011		1,010	1,230	912	-	44	448	-	-	-	6,665	31	10,340	3	10,343
Adjustment of retained earnings	2.1.2	-	-	-	-	-	-	-	-	-	(30)	35	5	-	5
Balances as of December 31, 2011, adjusted		1,010	1,230	912	-	44	448	-	-	-	6,635	66	10,345	3	10,348
Other comprehensive income for the period		-	-	-	-	-	-	-	-	-	-	12	12	5	17
Shareholders' Meeting decisions of March 29, 2012															
- Capitalization		1,009	-	-	-	-	-	-	-	-	(1,009)	-	-	-	-
- Legal reserve		-	-	-	-	-	35	-	-	-	(35)	-	-	-	-
- Future investments reserve		-	-	-	-	-	-	4,781	-	-	(4,781)	-	-	-	-
- Future dividends reserve		-	-	-	-	-	-	-	900	-	(900)	-	-	-	-
- Acquisition of PELSA		-	-	-	-	-	-	-	-	(693)	-	-	(693)	427	(266)
Net income		-	-	-	-	-	-	-	-	-	291	-	291	12	303
Balances as of June 30, 2012		2,019	1,230	912	-	44	483	4,781	900	(693)	201	78	9,955	447	10,402

		2013													
		Attributable to shareholders of the company													
		Capital stock					Retained earnings								
							Reserve income								
	Notes	Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Treasury stock	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve	Other (1)	Unappropriated retained earnings	Deferred income (2)	Total	Non-controlling interest	Total equity
Balances as of December 31, 2012		2,019	1,230	912	-	44	483	4,781	689	(693)	555	44	10,064	506	10,570
Adjustment of retained earnings	2.1.2	-	-	-	-	-	-	-	-	-	(27)	28	1	-	1
Balances as of December 31, 2012, adjusted		2,019	1,230	912	-	44	483	4,781	689	(693)	528	72	10,065	506	10,571
Other comprehensive income for the period		-	-	-	-	-	-	-	-	-	-	7	7	49	56
Shareholders' Meeting decisions of March 21, 2013															
a) Allocation of retained earnings:															
- Legal reserve		-	-	-	-	-	32	-	-	-	(32)	-	-	-	-
- Future investments reserve		-	-	-	-	-	-	523	-	-	(523)	-	-	-	-
b) Resolution of the balance of reserves for future investment:															
- Reversal by investments		-	-	-	-	-	-	(2,999)	-	-	2,999	-	-	-	-
- Constitution for new investments		-	-	-	-	-	-	2,638	-	-	(2,638)	-	-	-	-
- Future dividends reserve		-	-	-	-	-	-	-	361	-	(361)	-	-	-	-
Dividends in cash		-	-	-	-	-	-	-	-	-	-	-	-	(16)	(16)
Net income		-	-	-	-	-	-	-	-	-	414	-	414	51	465
Balances as of June 30, 2013		2,019	1,230	912	-	44	515	4,943	1,050	(693)	387	79	10,486	590	11,076

(1) Balances due to business combination of companies under common control

.

(2) Includes the effect of exchange rate fluctuations on the translation of operations whose functional currency is different from the Company, net of exchange differences arising from the foreign currency-denominated debt designated as a hedge of the foreign investment and the related tax effect.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

 (Stated in millions of Argentine pesos)

Notes	06/30/2013	06/30/2012
Cash provided by (used in) operations:			
Net income		465	303
Reconciliation to net cash provided by (used in) operating activities:			
Share of profit of equity accounted investees	9.3	(32)	77
Financial results, net		(194)	(118)
Depreciation of property, plant and equipment		1,032	746
Abandoned and non-productive well write-downs		-	21
Result from the sale of Distrilec S.A.		34	-
Writedown of contractual credit in Ecuador		-	61
Income tax	16	301	235
Accrued interest		106	92
Other		(5)	(48)
Changes in assets and liabilities:			
Trade receivables		(142)	190
Other receivables		(5)	415
Inventories		(284)	(163)
Accounts payable		205	243
Payroll and social security taxes		(47)	(76)
Taxes payable		(17)	(50)
Provisions		(105)	(113)
Dividends collected	9.4	7	13
Interest paid		(104)	(91)
Income tax paid		(259)	(141)
Net cash provided by operations		956	1,596
Cash provided by (used in) investing activities:			
Acquisition of property, plant and equipment, interests in companies and oil and gas areas		(1,141)	(1,933)
Sale of property, plant and equipment, interests in companies and oil and gas areas		177	104
Net variation in investments other than cash and cash equivalents		7	70
Fideicomiso Financiero de Obra Gasoducto Sur		17	9
Net cash used in investing activities		(940)	(1,750)
Cash provided by (used in) financing activities:			
Net decrease in short term loans		-	1
Payment of loans with original long-term maturity		(61)	(8)
Cash dividends paid		(16)	-
Net cash used in financing activities		(77)	(7)
Effect of exchange rate change on cash and cash equivalents		38	37
Increase in cash and cash equivalents		(23)	(124)
Cash and cash equivalents at the beginning of the year		1,260	1,192
Cash and cash equivalents at the end of the period	8	1,237	1,068

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

(Stated in millions of Argentine pesos, except as otherwise indicated)

1. General Information

1.1 The Company

Petrobras Argentina is a corporation (sociedad anónima) with its main office located in the Autonomous City of Buenos Aires, Argentina.

Petrobras Argentina´s shares are listed on the Buenos Aires Stock Exchange. Its American Depositary Shares (“ADS”), each of them representing 10 Class B common shares of Petrobras Argentina, are listed on the New York Stock Exchange (NYSE).

1.2 Business of the Company

Petrobras Argentina’s business is mainly focused on the energy sector, specifically in oil and gas exploration and production, refining and distribution, petrochemical activities, electricity and hydrocarbon transportation and marketing. The Company has its mainly operations in Argentina, Bolivia, Ecuador and Venezuela. The Company’s fiscal year ends on December 31 of each year.

In these financial statements, Petrobras Argentina and its subsidiaries are jointly referred to as “the Company” or “the Group”.

The Board of Directors approved issuance of these condensed consolidated financial statements (hereinafter “financial statements”) on July 24, 2013.

1.3 Controlling Group

Petrobras Participaciones S.L. is the immediate parent company of Petrobras Argentina, with an ownership interest of 67.2%.

Petrobras Participaciones S.L. is a subsidiary of Petróleo Brasileiro, a Brazilian company whose business is focused on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

2. Basis of presentation

These condensed interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB, adopted by the CNV through GR No.562/09 and supplements.

These financial statements should be read in conjunction with the financial statements of the Company at December 31, 2012, prepared on the basis of IFRS and issued on January 30, 2013.

2.1 Accounting policies and financial statements used

Except as disclosed in Notes 2.1.1 and 2.1.2, the accounting policies applied by the Company are consistent with those applied in the previous year.

2.1.1. IAS 10, 11 y 12

Effective for the years beginning on or after January 1, 2013, the IASB issued IFRS's 10, 11 and 12, relating to Consolidated Financial Statements, Joint Agreements and Disclosure of interests in other entities, respectively.

In the current period, the application of these standards had no significant impacts on results of operations neither in financial position of the Company.

2.1.2. IAS 19 “Employee Benefits”

During the year, the Company adopted the amendments to IAS 19, for which the IASB eliminated the option to defer the recognition of actuarial gains and losses in the measurement of defined benefit plans.

At December 31, 2012, the implementation of this change involved a reduction of 1 in the measurement of these liabilities as a result of the recognition of actuarial gains 28 and losses 27 past service costs, charged in Other comprehensive income and Unappropriated retained earnings respectively. The values are expressed net of the effect of income tax.

The indicated change was made retroactively adjusted comparative information included in these financial statements.

2.1.3 Financial statements used

For the preparation of these, we have used the financial statements of subsidiaries, jointly controlled and associated with the June 30, 2013 and 2012 and at December 31, 2012, or the best financial information available to such dates, adapted to the same period of time with respect to the financial statements of the Company. They have also been considered the adjustments to adapt the criteria for valuation of the Company.

2.2. Risk policy and accounting estimates

In preparing these financial statements the Company has consistently applied the previous year risk policies and accounting estimates. In relation to the risk analysis, at June 30, 2013 there are no significant changes from the previous year.

2.3 Operating segments reporting

The Company adopted IFRS 8 – Operating Segments, whereby operating segments are identified on the basis of in-house reports relating to the Company’s components regularly evaluated by the Board of Directors, chief operating decision maker, in deciding how to allocate resources and in assessing performance.

In the segmentation, the Company considers transactions with third parties and intersegment revenues, which are valued as defined internal transfer prices between segments, with verification methodologies based on market parameters.

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the identified operating segments are as follows:

(a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A., OCP and direct and indirect interest in mixed companies in Venezuela and PELSA, consolidated company as of June 1, 2012.

(b) Refining and Distribution, including the Company’s own operations in the refineries of Bahía Blanca and San Lorenzo and the gas station network, the Company’s equity interest in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production operating segment.

(c) Petrochemicals, comprising the Company’s own of styrenics operations developed in Argentina .

(d) Gas and Energy, comprising the Company’s own operations relating to the sale of gas produced in Argentina and liquefied petroleum gas brokerage activities, its interest in TGS, the electricity generation activities of Genelba Power Plant and of Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur and Enecor. The 2012 period includes the shareholding in Edesur, the sale became effective on January 30, 2013 (Note 9.1.1)

(e) Assets and operating income related to the Central Service Structure, those not attributable to any given operating segment and intercompany eliminations are collectively shown. Intercompany operations are performed at prices representing market values.

In the Central Service Structure includes common costs to individual business segments, among others, management fees, tax on financial transactions, financial liabilities and interest income tax, which are incurred by the Company in the ordinary course of its operations and control economy that are managed from the central structure and not reappropriate between operating segments.

2.3.1 Business segments:

Bellow is detailed information on each business segment identified by the Company’s Management:

06/30/2013					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Current assets	2,086	1,700	855	1,296	595	6,532
Investment in companies under joint control	-	-	-	506	-	506
Investments in associates	3,109	175	-	-	-	3,284
Other Investments	109	-	-	73	105	287
Property, plant and equipment	6,226	1,133	414	683	93	8,549
Non-current other assets	84	53	46	186	44	413
Total assets	11,614	3,061	1,315	2,744	837	19,571
Total liabilities	3,910	1,774	362	647	1,802	8,495

	12/31/2012					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Current assets	1,925	1,252	786	1,251	810	6,024
Investment in companies under joint control	-	-	-	689	-	689
Investments in associates	2,847	159	-	-	-	3,006
Other Investments	99	-	-	82	98	279
Property, plant and equipment	6,067	1,196	389	732	96	8,480
Non-current other assets	110	51	42	140	26	369
Total assets	11,048	2,658	1,217	2,894	1,030	18,847
Total liabilities	3,867	1,563	344	578	1,924	8,276

Consolidated Statement of Income	06/30/2013					
	Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Sales						
To third parties	886	3,551	1,500	1,279	-	7,216
Inter-segment	2,861	141	97	96	(3,195)	-
	3,747	3,692	1,597	1,375	(3,195)	7,216
Cost of sales	(2,606)	(3,320)	(1,391)	(1,211)	3,185	(5,343)
Gross profit (loss)	1,141	372	206	164	(10)	1,873
Administrative and selling expenses	(123)	(332)	(71)	(43)	(208)	(777)
Exploration expenses	(32)	-	-	-	-	(32)
Other operating (expenses) income, net	(123)	(8)	(9)	(9)	(152)	(301)
Share of profit of equity accounted investees	(6)	16	-	22	-	32
Operating income (loss)	857	48	126	134	(370)	795
Other financial results	(204)	(47)	6	16	(101)	(330)
Net income (loss)	653	1	132	150	(471)	465

Consolidated Statement of Income	06/30/2012					
	Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Sales						
To third parties	214	3,193	1,258	1,131	-	5,796
Inter-segment	2,507	145	105	76	(2,833)	-
	2,721	3,338	1,363	1,207	(2,833)	5,796
Cost of sales	(1,771)	(2,995)	(1,277)	(1,038)	2,827	(4,254)
Gross profit (loss)	950	343	86	169	(6)	1,542
Administrative and selling expenses	(106)	(272)	(50)	(32)	(174)	(634)
Exploration expenses	(36)	-	-	-	-	(36)
Other operating (expenses) income, net	(83)	11	(24)	18	(122)	(200)
Share of profit of equity accounted investees	27	4	-	(108)	-	(77)
Operating income (loss)	752	86	12	47	(302)	595
Other financial results	(87)	(31)	(1)	11	(184)	(292)
Net income (loss)	665	55	11	58	(486)	303

2.3.2. Relevant information by geographical area

Bellow is information on assets, Sales, operating income and equity in earnings of affiliates aggregated by geographical area:

3. Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

3.1. Expenses attributable to cost of sales

4. Administrative and selling expenses

5. Exploration expenses

6. Other operating expenses, net

7. Financial results

8. Cash and cash equivalents

9. Investments in related companies

9.1. Investments in joint ventures

9.1.1. Distrilec:

In January 2013, the Company sold to Hidroelectrica Piedra del Águila S.A. all of its direct and indirect interests in PEDASA and PFB owners of 38.5% and 10%, respectively, of Distrilec, for an amount of US$ 35 million, with a loss of 34 shown under Other operating expenses, net (Note 6).

9.1.2. CIESA

At June 30, 2013 the book value of the investment in CIESA (TGS's controlling shareholder) amounts to 506 and represents about 3% of the total assets of Petrobras Argentina.

The Company has made proof of recoverability of the investment based on assumptions of increases in business rates TGS, and concluded that they should be recorded impairment losses. The materialization of certain assumptions used in the evaluation is highly sensitive to the economic environment and is contingent on future events and actions, some of which are outside the scope of the management of the Company and could affect the value of the assets.

9.2. Investments in associates

(1) Activity of the six-month period ended June 30, 2013 are shown under “Other comprehensive income”

9.3 Share of profit of equity accounted investees

9.4 Dividends collected:

Risk management objectives and policies

In performing its operations, the Company is exposed to a series of risks associated to the markets in which it operates.

The Company adopts an integrated risk management methodology, which is not focused on the individual risks of the operations of its business units but on a wider monitoring of risks affecting its entire portfolio.

The Company’s risk management strategy, in line with its business integration strategy, seeks to achieve a balance between profitability goals and its exposure to risk.

The Company and its subsidiaries are not engaged in or trade in derivative financial instruments for speculative purposes.

The Board of Directors establishes the policies for managing each of the risks set out below, which have been applied consistently in the periods included in these financial statements.

Subsequent to the financial statements at December 31, 2012 there were no significant changes in the risk management of the Company, or in policies associated with this management.

Fair Value by hierarchy levels

Inputs used to determine the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2013 were the following:

11. Property, plant and equipment

Production wells, exploratory wells and oil and gas properties	Machinery, tools and equipments	Electricy generation plants	Industrial plants	Work in progress	Other	Total
Cost							
12/31/2011	8,896	4,129	1,134	1,086	1,021	1,748	18,014
Translation effect	168	4	-	-	15	4	191
Acquisition of PELSA	1,090	-	-	-	88	36	1,214
Additions	207	7	-	4	1,515	261	1,994
Net decreases and transfers	1,296	226	31	66	(1,595)	(220)	(196)
12/31/2012	11,657	4,366	1,165	1,156	1,044	1,829	21,217
Translation effect	190	3	-	-	4	6	203
Additions	89	1	-	1	852	72	1,015
Net decreases and transfers	874	67	(13)	41	(1,000)	(35)	(66)
06/30/2013	12,810	4,437	1,152	1,198	900	1,872	22,369
Depreciation							
12/31/2011	5,711	3,188	498	414	-	1,147	10,958
Translation effect	52	1	-	-	-	1	54
Net decreases	-	(3)	-	-	-	(10)	(13)
Depreciation	1,220	301	85	73	-	59	1,738
12/31/2012	6,983	3,487	583	487	-	1,197	12,737
Translation effect	57	1	-	-	-	2	60
Net decreases	-	(8)	-	-	-	(1)	(9)
Depreciation	766	151	43	35	-	37	1,032
06/30/2013	7,806	3,631	626	522	-	1,235	13,820
Net book value 06/30/2013	5,004	806	526	676	900	637	8,549
Net book value 12/31/2012	4,674	879	582	669	1,044	632	8,480

12. Capital stock

As of June 30, 2013, the Company’s capital stock amounted to 2,019, fully subscribed, paid-in and authorized for public trading.

Changes in capital stock in the last three fiscal years:

13. Unappropriated retained earnings

(1) Corresponds to the effect of the decisions of the Shareholders' Meeting of March 21, 2013, by which it decided: (i) the allocation to such reserve remaining Unappropiated retained earnings of 523, (ii) reversals for investments in the year 2012 of 2,999 and (iii) the subsequent constitution for new investments by 2,638.

14. Other reserves

15. Financial loans

The breakdown of loans as of June 30, 2013 and December 31, 2012 is as follows:

Loan activity

Activity in loans and financing as of June 30, 2013 and 2012 are as follows:

Long-term loans

The long-term financial loans outstanding as of June 30, 2013 are as follows:

The maturities of the long-term financial loans as of June 30, 2013 are as follows:

Global programs of nonconvertible bonds

The Company had a global program USD 1,000 million, which is set to expire on August 7, 2013, as the date of issuance of these financial statements, the Company has not issued debt under this program.

The Extraordinary Shareholders of Petrobras Argentina held on March 21, 2013 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$ 500 million or its equivalent in any other currency, expiring within 5 years, or the maximum term that may be established by any applicable regulation in the future

At the date of issuance of these financial statements, the Company began the process to be submitted to the CNV for its authorization of this program.

16. Current and deferred income tax

Income tax disclosed in the Statement of Income and deferred tax are broken down as follows:

 (1) It relates to the tax effect of exchange differences resulting from: (i) revaluation of net investments in foreign operations (with effect on deferred tax), and (ii) revaluation of indebtedness denominated in foreign currency designated as hedge for that investment (with effect on current tax).

The reconciliation between income tax expense in the statements of income and the amount calculated by applying the prevailing income tax rate of 35% to the income tax before taxes is as follows:

17. Social benefits and other payroll benefits

At June 2013 the evolution of pension plan liabilities is as follows:

As of June 30, 2013 and December 31, 2012, the benefit obligation includes 182 and 159 of Compensatory Fund and 60 and 51of Indemnity Plan, respectively.

18. Provisions

(1) Includes 46 shown under Other operating income (expense) (Note 6), 3 shown under Other comprehensive income and (34) attributable to disbursements for the period.

Subsequent to the financial statements at December 31, 2012 there were no significant changes in all aspects of the provisions recorded by the Company.

19. Related party transactions

Balances and transactions with related companies

Balances as of June 30, 2013 and December 31, 2012 for transactions with related companies are the following:

Company	Notes	06/30/2013					
		Current				Non-current	
		Trade Receivables	Other Receivables	Accounts Payable	Provisions	Other Investments	Provisions
Companies in wich it excercises significant influence							
OCP		-	-	-	93	105	283
Refineria del Norte S.A.		3	7	6	-	-	-
Other		-	5	5	2	1	-
		3	12	11	95	106	283
Companies under joint control							
TGS		2	-	14	-	-	-
		2	-	14	-	-	-
Petróleo Brasileiro Group companies							
Braskem S.A.		-	-	47	-	-	-
Petrobras Chile Ltda.		-	1	-	-	-	-
PIB BV		-	197	-	-	-	-
Petrobras Venezuela Inversiones y Servicios S.A.		-	-	-	22	-	-
Innova S.A.		35	-	-	-	-	-
Petróleo Brasileiro		1	441	90	-	-	-
Petróleo Colombia Combustibles S.A.		-	13	-	-	-	-
Other		9	33	-	7	-	-
		46	685	138	29	-	-
Total		51	697	163	124	106	283

The main transactions with related companies for the six-month periods ended June 30, 2013 and 2012 are as follows:

20. Operations in Ecuador

On June 21, 2013, not having reached an agreement with the Ecuadorian government, EcuadorTLC SA, Cayman International Exploration Company and Teikoku Oil Ecuador, members of the Consortium, submitted to the Ecuadorian State a letter of notification of a dispute under the terms of the Amendatory Agreements expressing his decision to submit the dispute to international arbitration under the arbitration Rules of the United Nations Commission on International Trade Law.

At June 30, 2013 the Company has recorded 288 to be recovered from the Ecuadorian State in accordance with the provisions of the Contract Amendments, exposed in Other current receivables. This amount does not include the interest calculation for update, as the Company believes that it is not possible to determine with certainty the interest rate to be applied.

21. Regulatory changes in the WEM

In May 2013, Petrobras Argentina acceded to the the Resolution No. 95 of the Ministry of Energy to introduce regulatory changes WEM operations being achieved combined cycle power plants and hydroelectric Genelba Picún Pichi Leufú.

Among the main changes apply to generators that adhere to this new scheme include:

a) Changes in the remuneration of agents according to their scale generators and technology. They are remunerated fixed and variable costs as well as noncombustible additional compensation (the latter two items will be paid based on the generation of each machine). Part of the additional compensation will go to a trust to finance power sector works.

b) Temporary suspension of private contracts between both power and associated fuel and supplies, to be administered by CAMMESA.

22. Subsequent events

No other events have occurred subsequent to period end that may significantly affect the Company’s financial position as of June 30, 2013, or the results of its operations for the six-month period then ended.

GLOSSARY:

ADS	American Depositary Shares
Bol	Bolivares
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CIESA	Compañía de Inversiones de Energía S.A.
CNV	Comisión Nacional de Valores
Distrilec	Distrilec Inversora S.A
Edesur	Empresa Distribuidora Sur S.A. (Edesur S.A.)
ENRE	Ente Nacional Regulador de la Electricidad
EUR	Euros
GDP	Gross domestic product
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
LNG	Líquidos del Gas Natural
NYSE	New York Stock Exchange
OCP	Oleoducto de Crudos Pesados Ltd.
OPEC	Organization of the Petroleun Exporting Countries
PEDASA	Petrobras Electricidad de Argentina S.A.
PELSA	Petrobras Entre Lomas S.A.
PES	Argentine Pesos
Petróleo Brasileiro	Petróleo Brasileiro S.A. – PETROBRAS, compañía controlante de la Petrobras Argentina S.A.
PIB BV	Petrobras Internacional Braspetro BV
PFB	Petrobras Finance Bermudas Ltd
TGS	Transportadora de Gas del Sur S.A
US	United Status of America
US$	Dolares estadounidenses
WEM	Wholesale Electricity Market
WTI	West Texas Intermediate
$ Bol	Pesos bolivianos

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of
Petrobras Argentina S.A.

1. We have reviewed the accompanying condensed interim consolidated financial statements of Petrobras Argentina S.A. (“PESA” or “the Company”) and its subsidiaries, including the condensed interim consolidated balance sheet at June 30, 2013, the condensed interim consolidated statements of income and comprehensive income for the three- and six-month periods then ended and the consolidated statements of changes in equity and cash flows for the six-month period then ended, and the selected explanatory Notes. The balances and other information corresponding to the fiscal year 2012 and to its interim periods are an integral part of these financial statements and, therefore, they should be considered in connection with those statements.

2. The Company's Board of Directors is responsible for the preparation and presentation of these   financial statements in accordance with International Financial Reporting Standards (IFRS), as approved by the International Accounting Standard Board (IASB), adopted by the Argentine   Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations. Therefore, they are responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in 1., in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). Our responsibility is to express a conclusion based on the review that   we have performed with the scope detailed in paragraph 3.

3. Except for paragraph 4., our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the FACPCE for limited reviews of financial statements for interim periods, which consist mainly of the application of analytical procedures on the amounts disclosed in the condensed interim consolidated financial statements and of inquiries of Company staff     responsible for the preparation of the information included in the condensed interim consolidated financial statements and its subsequent analysis. These reviews are substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s consolidated financial position, consolidated statement of comprehensive income and consolidated cash flows.

4. We were unable to review the financial information at June 30, 2013 supporting the value recorded     for  the direct and indirect equity investments in mixed companies in Venezuela, the recorded amount of which totals $2,875 million.

5. The Company has estimated the recoverable value  of its investment in Compañía de Inversiones de Energía S.A. (CIESA) at June 30, 2013, the recorded value of which amounts to $ 506 million. As indicated in Note 9, the materialization of certain significant estimates made by the Company to determine the recoverable value of this investment depends upon future events and actions, some of which are outside its direct control and which might, possibly, affect the recorded value of this asset.

6. Based on our review, except for the effects that possible adjustments and/or reclassifications, if any, might have on the condensed interim consolidated financial statements, had the scope limitation to    our work not existed as mentioned in paragraph 4 and considering the effects of possible adjustments and reclassifications, if any, on the condensed interim consolidated financial statements that might be required from the resolution of the uncertainties described in paragraph 5., nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in paragraph 1 have not been prepared, in all material respects, in accordance with IAS 34.

PRICE WATERHOUSE & CO. S.R.L

By                                             (Partner)

Miguel A. Urus

Autonomous City of Buenos Aires, Argentina

July 24, 2013

Date:  August 26, 2013

PETROBRAS ARGENTINA S.A.

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney